Exhibit 18
Change in Accounting Principle Preferability Letter

March 18, 2019

Board of Directors
L.B. Foster Company
415 Holiday Drive
Pittsburgh, PA 15220

Ladies and Gentlemen:

Notes 1 and 6 to the consolidated financial statements of L.B. Foster Company and Subsidiaries included in its Form 10-K for the year ended December 31, 2018 describe a change in the method of accounting for inventory valuation from the last-in, first-out (LIFO) method to the average cost method for certain inventory in the United States. There are no authoritative criteria for determining a “preferable” inventory method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania